1100 - 1199 W. Hastings St.
Vancouver, B.C. V6E 3T5
Tel: 604-681-9059
Fax: 604-688-4670
www.quaterraresources.com

August 22, 2007	QTA-TSX. VENTURE
NR-07-07

Accelerated Warrants Exercised

VANCOUVER, B.C. – Quaterra Resources Inc. today announced that the Company has issued 2,480,785 common shares pursuant to the exercise of share purchase warrants under the acceleration clause of a non-brokered private placement which closed on December 20, 2006. The gross proceeds of the warrants, exercised by 97 of 101 participants, total CDN$5,581,766. Funds will be used to continue drilling uranium and copper prospects on the Arizona Strip and MacArthur, Nevada respectively; and to initiate drilling programs for gold and silver in Mexico at Mirasol and Nieves.

Quaterra Resources Inc. (TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits. The company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

“Thomas Patton”

Thomas Patton
President

Expanded information on the Company’s projects is described on our website at www.quaterraresources.com or contact Jay Oness at 1-888-456-1112, 604-681-9059 or email: corpdev@mnxltd.com

     The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.